

Fourth Quarter 2014
Earnings Slides

February 24, 2015

Dial-in: 877-407-3982

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 # Disclaimer / Safe Harbor

Disclaimer

This presentation may include "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Jason Industries, Inc. ("JASN") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements.

All forward-looking statements are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you review and consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual results and cause them to differ materially from those anticipated in the forward-looking statements.

More information on potential factors that could affect the Company's financial condition and operating results is included in the "Risk Factors" section and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 26, 2014, and in the Company's other filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Non-GAAP and Other Company Information

Included in this presentation are certain non-GAAP financial measures designed to complement the financial information presented in accordance with generally accepted accounting principles in the United States of America because management believes such measures are useful to investors. Because the Company's calculations of these measures may differ from similar measures used by other companies, you should be careful when comparing the Company's non-GAAP financial measures to those of other companies. A reconciliation of non-GAAP financial measures to GAAP financial measures is included in an appendix to this presentation.



Fourth Quarter Results



Revenue

$165.1 — Q4 2013
$164.2 — Q4 2014
$680.8 — FY 2013
$702.5 — FY 2014

Adjusted EBITDA



$17.0 — Q4 2013
$18.9 — Q4 2014
$79.8 — FY 2013
$77.8 — FY 2014

- 4Q'14 revenue of $164.2 million, a decrease of 0.6% year over year; full year growth of 3.2% compared to 2013
  - Unfavorable foreign currency impact of $2.8 million, or 1.7% in the fourth quarter
  - Acoustics segment net sales grew 2.5% compared with the prior year quarter
  - Finishing segment net sales grew 2.8% compared with the prior year quarter
- 4Q'14 Adjusted EBITDA of $18.9 million, an increase of 11.2% compared with 4Q'13; full year decrease of 2.4%
  - Finishing segment Adjusted EBITDA grew 77.0% compared with 4Q'13; segment Adjusted EBITDA as a percentage of net sales grew to 14.0% for full year 2014 compared to 9.8% in 2013
  - Battle Creek startup operating inefficiencies and Components volume declines impacted full year Adj. EBITDA results
- Adjusted EBITDA margin for 4Q'14 and full year were 11.5% and 11.1% compared to 10.3% and 11.7 % in the prior year periods, respectively

 **JASON** Seating

Revenue



$34.4	$34.6	$165.2	$171.9
Q4 2013	Q4 2014	FY 2013	FY 2014

Adjusted EBITDA



$4.6	$4.8	$25.6	$26.0
Q4 2013	Q4 2014	FY 2013	FY 2014





- Fourth quarter begins ramp-up for 2015 turf care season

- Adj. EBITDA margin for the quarter was 13.8% compared to 13.3% in 4Q'13, and 15.1% for the full year, compared to 15.5% in 2013.

 **JASON** # Finishing

Revenue



	Q4 2013	Q4 2014	FY 2013	FY 2014
	$44.5	$45.7	$180.4	$187.6

Adjusted EBITDA



	Q4 2013	Q4 2014	FY 2013	FY 2014
	$4.0	$7.0	$17.6	$26.3



- Increased volumes and improved pricing helped drive sales 2.8% higher compared to the fourth quarter of 2013. Foreign currency unfavorably impacted sales in 4Q'14 by $2.1 million or 5.0%

- Full year Adjusted EBITDA margin at 14.0% compared to 9.8% in 2013, driven by improvements in pricing, footprint reduction, material productivity, and cost to serve improvements.

- Full year net sales increased 4.0% and Adjusted EBITDA increased 49.1%. Foreign currency unfavorably impacted sales in 2014 by $1.0 million or 0.6%

Acoustics

Revenue



	Q4 2013	Q4 2014	FY 2013	FY 2014
	$53.4	$54.8	$204.5	$218.7

Adjusted EBITDA



	Q4 2013	Q4 2014	FY 2013	FY 2014
	$5.2	$4.6	$23.4	$18.6



Warrensburg, Missouri Facility

- Strong full year top line growth of 7.0% compared to 2013, driven by share gains in this business

- Successfully completed the transition of production from Norwalk, Ohio facility to Battle Creek, Michigan facility and new state-of-the-art manufacturing facility in Warrensburg, Missouri during the fourth quarter

- Battle Creek/Norwalk transition / operating inefficiencies impacted Adj EBITDA by $0.5 million in 4Q'14 and $7.0 million full year

- Sequentially improving Adjusted EBITDA margins in 4Q'14 of 8.4% compared to prior quarter, expect to be normalized in 2015











Components

Revenue

$32.8
$29.0
$130.7
$124.3
Q4 2013
Q4 2014
FY 2013
FY 2014

Adjusted EBITDA

$5.3
$5.2
$22.9
$17.2
Q4 2013
Q4 2014
FY 2013
FY 2014

BALDWIN
BT8315
BT8449

- Sales decreased 11.6% to $29.0 million as a result of a decline in volumes of smart utility meter components.
- Growth in sales volumes of rail car metal walkways and perforated metal products helped to offset some of the revenue decline during the quarter.
- Improved product mix and cost reductions resulted in improved margins of 17.9% in 4Q'14 compared with 16.1% in 4Q'13.




- 4Q'14 Adjusted EBITDA of $18.9 million increased 11.2% compared to 4Q'13

  - Finishing segment Adjusted EBITDA increased $3.1 million or 77.0% as a result of structural customer pricing improvements and initiatives to drive lower costs.

  - Acoustics segment Adjusted EBITDA was negatively impacted ($0.5) million as a result of operational inefficiencies related to Norwalk shutdown and Battle Creek transition

  - Components segment Adjusted EBITDA was impacted by ($1.9) million by volume declines of smart utility meters, offset by $1.8 million attributable to increased railcar volumes and improved productivity



Reconciliation from Operating Income to Adjusted EBITDA

Operating income ($ million)		
	Q4 2014	**Q4 2013**
Operating Income	$ 1.9	$ 2.3
Equity and other income	0.3	1.3
Depreciation and amortization	10.0	7.2
Loss (Gain) on disposals of property, plant and equipment - net	0.1	-
Restructuring	1.0	2.2
Transaction related expenses	1.1	0.1
Integration and other restructuring	2.4	1.0
Share based compensation	2.1	-
2013 Refinancing Transactions	-	3.1
Sponsor fees	-	0.3
Gain on claim settlement	-	(0.5)
Total Adjustments	17.0	14.7
Adjusted EBITDA	$ 18.9	$ 17.0

- GAAP operating income in Q4 2014 compared to Q4 2013 was impacted by the following items:

  - $2.8 million of incremental depreciation and amortization due to recognizing PP&E and intangibles at fair value

  - $0.6 million of transaction expenses related to the Business Combination

  - $2.1 million of share-based compensation expense related awards upon completion of the Business Combination

 # Balance Sheet and Cash Flow

- Cash flow used in operating activities during third and fourth quarter successor period was $7.6 million
  - Includes payments of $9.8 million related to transaction costs incurred in the Business Combination. Excluding these payments, cash provided by operations was $2.2 million.

- Cash of $62.3 million at December 31, 2014 available for acquisitions and strategic investments

- Total debt at December 31, 2014 was $420.7 million

- Net debt to Adjusted EBITDA of 4.72x

- Effective tax rate of 36.1% for 2014 successor period

 # Fiscal 2015 Outlook

- Announced our full year 2015 outlook ranges

	Outlook Range
Revenue (in millions):	$710 - $725
Adjusted EBITDA (in millions):	$84 - $90
Capital Expenditures:	4.5% - 5.0% of sales



2014 to 2015 Bridge at Outlook Midpoint



Adjusted EBITDA ($ million)

$77.8 — 2014 EBITDA
$7.0 — Acoustics Inefficiencies
$3.5 — Components Inefficiency
$4.8 — Incentive Compensation on Improved Performance
$2.0 — Foreign Currency
$3.8 — Annualized Corporate Public Company Costs
$9.3 — Organic Growth & Operational Improvements
$87.0 — 2015 Adjusted EBITDA Outlook (midpoint of range)

- 2015 Adjusted EBITDA Outlook of $84 - $90 million (bridge assumes 2015 at midpoint of the range)

  - Operational inefficiencies in the Acoustics and Components segments that lowered 2014 Adjusted EBITDA will not impact 2015 results

  - Incentive compensation in 2014 was lowered across Jason due to operational issues impacting 2014 results. Our outlook assumes that incentive compensation levels will return to normal levels in 2015.

  - Foreign currency headwinds of $2.0 million are estimated to impact Adjusted EBITDA compared to 2014, assuming currency rates remaining at current levels during 2015.

  - Increased public company costs of $3.8 million will impact 2015, as increased levels of corporate personnel and compliance costs are incurred for the full year compared to partial year incurred in 2014.

  - Adjusted EBITDA organic growth and operational improvements of 8% to 15% over 2014 Adjusted EBITDA



2015 Outlook – Key Initiatives

Segment	Key Initiatives
Seating	■ Expand the geographic footprint 　■ Penetrate into global markets in medium-heavy construction and agriculture product lines 　■ Acquisitions in new global markets and adjacent market segments ■ Enhance market-leading positions in motorcycle and turf equipment
Finishing	■ Margin expansion through improved pricing and structural cost reductions ■ Expand further into emerging markets and new product applications ■ Pursuing a large number of acquisition opportunities in a fragmented finishing market ■ Acquisition opportunities in attractive adjacent markets such as abrasives with significant synergies
Acoustics	■ Capture market share and organic growth through new product lines (wheel liners, underbody panels, trunk systems) ■ Capitalize on light-weight fiber products supporting industry fuel efficiency trends ■ Grow market share with existing and new customers in Mexico ■ Re-focus on operational excellence while further expanding capacity for growth
Components	■ Expand footprint in Mexico to consolidate position with local rail customers ■ Diversify rails product portfolio to broader types of rail cars ■ Grow industrial OEM sales


Appendix Slides



Adjusted EBITDA Reconciliation

	2012	2013	2014
($ in millions)			
Net Income	$14.7	$24.1	($18.9)
Tax provision	4.8	18.2	(8.5)
Interest expense	18.6	20.7	23.5
Depreciation and amortization	24.2	27.0	33.2
Loss on disposals of fixed assets - net	0.5	-	0.4
EBITDA	62.8	90.0	29.7
Adjustments:			
Impairment of long-lived assets	0.5	-	-
Restructuring	1.6	3.0	3.7
Transaction-related expenses	-	1.3	30.3
Integration and other restructuring costs	1.0	1.0	12.9
2013 Refinancing Transactions - Advisory, legal, professional fees and special bonuses	-	4.7	-
Newcomerstown net fire costs (income) and related items	(1.3)	(18.8)	-
Adjustment for non-discrete fire costs	1.4	(1.4)	-
Multiemployer pension plan withdrawal expense (gain)	3.4	(0.7)	-
Gain on claim settlement	-	(0.4)	-
Sponsor fees	1.1	1.1	0.6
Gain from sale of joint ventures	-	-	(3.5)
Share-based compensation	-	-	4.1
Total adjustments	7.7	(10.2)	48.1
Adjusted EBITDA	**$70.5**	**$79.8**	**$77.8**